United States securities and exchange commission logo





                             March 11, 2021

       Vladimir Vasilenko
       Chief Executive Officer
       Global Warming Solutions, Inc.
       17891 McPhail Rd
       Ontario, KOC 1S0 Canada

                                                        Re: Global Warming
Solutions, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed February 16,
2021
                                                            File No. 000-53170

       Dear Mr. Vasilenko:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 10-12G filed February 16, 2021

       Item 1. Business
       Recent Transactions, page 5

   1. We note that you have only partially responded to our prior comment 1, and re-issue the comment in part. Please
disclose how you are financing the development of your ECO
                                                        APP, as well as your
project pertaining to the "mobile system for the production of hydrogen and electric
energy during the movement of automobiles."
       Business Strategy
       Industry Overview
       Cannabidiol (CBD) Industry, page 7

   2. We note your revised disclosure in response to prior comment 2, and partially re-issue
 Vladimir Vasilenko
Global Warming Solutions, Inc.
March 11, 2021
Page 2
         the comment. Please amend your Business disclosure to include a detailed description of the current legal status of the CBD products sold on your website, including hemp-derived
         CBD products. For instance, please provide additional detail surrounding the regulation of hemp-derived CBD products in the United States at the federal level and the risks of regulatory oversight involved therewith. In this regard, please ensure you discuss regulation of hemp-derived CBD products under the Federal Food, Drug and Cosmetic
         Act. Please also revise your Business section to address government approval of your CBD products, including your hemp-derived CBD products. In addition, please include risk factor disclosure related to the regulatory requirements applicable to your
         CBD products to address the potential impact of federal and state laws related to the selling of your CBD related products, including your hemp-derived CBD products. See
         Item 101(h)(4)(viii) and Item 101(h)(4)(ix) of Regulation S-K. Description of Business
Principal Products, page 8

3. We note your response and amended disclosures pertaining to our prior comment 6, and re-issue the comment in part. Please expand the disclosure in your Principal Products section on page 8 to include a more fulsome description of your principal products, beyond "All products are CBD/hemp based products." In this regard, please identify the specific "CBD/hemp based products" that are sold on your website. Please also clarify whether any of your current products contain, or your future products will contain, greater than 0.3% THC.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 25

4. We note your revisions to the beneficial ownership table in response to prior comment 12, and re-issue the comment in part. Please revise the beneficial ownership table on page 25 to disclose the natural person or persons who exercise voting or dispositive control over the shares beneficially owned by Paramount Trading Company.
FirstName LastNameVladimir Vasilenko
Item 13. Financial Statements and Supplementary Data, page F-1
Comapany NameGlobal Warming Solutions, Inc.
March Please
5.     11, 2021update
                 Pageyour
                       2 financial statements to comply with Rule 8-08 of Regulation S-X.
FirstName LastName
 Vladimir Vasilenko
FirstName  LastNameVladimir
Global Warming   Solutions, Inc.Vasilenko
Comapany
March      NameGlobal Warming Solutions, Inc.
       11, 2021
March3 11, 2021 Page 3
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Suying Li at (202) 551-3335 or Adam Phippen at (202) 551-3336 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at (202) 551-4695 or Mara Ransom at (202) 551-3264 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Carl G. Hawkins, Esq.